

March 21, 2023

Christopher DelOrefice
Chief Financial Officer
BECTON DICKINSON & CO
1 Becton Drive
Franklin Lakes, NJ 07417

> **Re: BECTON DICKINSON & CO**
> **Form 10-K filed November 22, 2022**
> **File No. 001-04802**

Dear Christopher DelOrefice:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2022

Managment's Discussion and Analysis
Critical Accounting Policy -- Contingencies, page 45

1. As of September 30, 2022, you are defending approximately 31,445 product liability claims involving your line of hernia repair devices. You have accruals of $2.1 billion and $2.5 billion as of September 30, 2022 and 2021, and recorded pre-tax charges of approximately $21 million, $361 million, and $378 million during 2022, 2021 and 2020, respectively. While you disclose a list of "additional information obtained during fiscal years 2022, 2021 and 2021," you do not provide the specific factors that impacted your accrual. For example, your claims significantly increased from 25,030 product liability claims as of September 31, 2021, but your accrual decreased and your pre-tax charge in 2022 was significantly less than in 2021. Given the significance of the recorded liability and your cautionary disclosures that you could incur material charges in excess of currently established accruals, please provide a fuller description of your critical accounting estimates that considers key judgments made in applying ASC 450 and more

specifically explains the volatility of the assumptions and changes in the recorded liability. For example:

- Explain why your estimates and assumptions bear risk of change. To this end, consider disclosing the information you evaluate as part of your legal review and the approach you apply to develop your estimates. Address the potential impact on your accrual of changes in significant qualitative factors and material underlying quantitative assumptions, including changes in the number of estimated new claim filings, the time period over which claims may be asserted, average settlements per claim, average costs per claim, and stage of litigation. Include quantification where possible;
- Explain the specific reasons for changes in estimates that materially impact the financial statements. Clarify whether your accrual and related charges have been impacted by claims related to your line of inferior vena cava filter products and/or pelvic mesh products;
- Address the impact the three bellwether trials you discuss in Note 6 had on your accrual, with particular emphasis on the $4.8 million verdict in August 2022;
- Please quantify the extent of your insurance coverage and disclose and discuss the impact of any insurance proceeds on your results of operations; and
- Explain the basis for the significant assumptions you use in any sensitivity analysis you provide and address how the assumptions compare with both your historical experience and the broader approach you use to estimate your accrual.

2.   Please provide herein, or elsewhere in MD&A, a roll forward of your outstanding hernia repair device claims, including the number of claims pending at each balance sheet date, the number of claims filed each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and the average settlement amount per claim. See Question 3 to SAB Topic 5Y. To the extent material, address this comment as it relates to your line of pelvic mesh products and inferior vena cava filter products.

Financial Statements
Note 6 Contingencies, page 71

3.   To the extent material, please disclose how you account for your liability insurance.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services